UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                   265440107
                                 (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 14, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GFS ACQUISITION COMPANY, INC.

2.    Check the appropriate Box if a Member of a Group   (a) /x/
                                                         (b) / /
3.    SEC Use Only

4.    Source of Funds                                      WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)             / /

6.    Citizenship or Place of Organization                 KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,853,922
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,853,922
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,853,922
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                         /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                             75.7%
                                                          (See Item 5)
14.   Type of Reporting Person
                                                              CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GENERAL FINANCIAL SERVICES, INC.

2.    Check the appropriate Box if a Member of a Group   (a) /x/
                                                         (b) / /
3.    SEC Use Only

4.    Source of Funds                                    BK, WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)             / /

6.    Citizenship or Place of Organization               KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,853,522
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,853,522
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,853,522
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                         /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                             75.7%
                                                          (See Item 5)

14.   Type of Reporting Person                                 CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STEVE K. MILLER

2.    Check the appropriate Box if a Member of a Group   (a) /x/
                                                         (b) / /
3.    SEC Use Only

4.    Source of Funds                                NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            / /

6.    Citizenship or Place of Organization
                                                    UNITED STATES

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,853,522
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,853,522
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,853,522
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                         /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                             75.7%
                                                           (See Item 5)

14.   Type of Reporting Person                                 IN

      This Amendment No. 6 to Schedule 13D supplements the information contained in the Schedule 13D dated June 4, 1999, as amended by Amendment No. 1 dated July 22, 1999, Amendment No. 2 dated August 27, 1999, Amendment No. 3 dated September 15, 1999, Amendment No. 4 dated January 13, 2000 and Amendment No. 5 dated March 30, 2000 (collectively, the "Schedule 13D"), filed by GFS Acquisition Company, Inc., a Kansas corporation ("GFS Acquisition"), General Financial Services, Inc., a Kansas corporation and sole shareholder of GFS Acquisition ("GFS"), and Mr. Steve K. Miller who owns 100% of GFS and is the sole officer and director of each of GFS and GFS Acquisition.

      ITEM 1.   SECURITY AND ISSUER.

      No change.

      ITEM 2.   IDENTITY AND BACKGROUND.

      No change.

      ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      The information in the Schedule 13D is supplemented with the following information.


      On April 3, 2000, GFS Acquisition acquired 500 shares of common stock of the issue for $500. These shares were acquired with working capital.


      ITEM 4.   PURPOSE OF TRANSACTION.

      The information in the Schedule 13D is supplemented with the following information.

      On April 14, 2000, the Issuer held its annual meeting of shareholders. At the annual meeting, the reporting persons nominated four persons to fill the board seats that were up for election at the annual meeting. The shareholders of the Issuer elected the reporting persons' nominees at the annual meeting: Steve Miller, Cary Peaden, James Hefurth and Thomas Steele. Immediately following the annual meeting, the board of directors met and, in accordance with the provisions of the Issuer's bylaws, elected three additional directors to fill the three vacancies on the board of directors: James Steckart, Paul Viets and Fadi Mashnouk.

     As a result of the election of the reporting persons' nominees at the annual shareholders meeting, the reporting persons have acquired control of the Issuer. The new board of directors elected Mr. Miller president of the Issuer. Mr. Cary Peaden was elected vice president of the Issuer. Mr. Marvin Johnson has been retained as the chief financial officer of the Issuer.

      Depending on market  conditions and other factors that GFS Acquisition may
deem  material  to  its  investment  decision,   GFS  Acquisition  may  purchase
additional shares of Common

Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that it now owns or hereafter may acquire. While GFS Acquisition retains all options for potential future actions, its present expectations are to remain a significant stockholder of the Issuer, and as such to have influence upon future corporate developments of the Issuer.

      GFS and Mr. Miller reserve the right to acquire or dispose of shares of Common Stock, depending upon circumstances existing from time to time, including market conditions.

      Except as set forth in this Item 4, none of GFS Acquisition, GFS nor Mr. Miller have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, GFS Acquisition, GFS and Mr. Miller reserve the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

      ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the acquisition of the additional  shares  described in
Item 3, GFS Acquisition beneficially owned as of April 14, 2000, 3,853,922 shares of Common Stock, which it believes to be 75.7% of the outstanding shares of Common Stock of the Issuer.

      As the sole shareholder of GFS Acquisition, GFS beneficially owns the 3,853,922 shares of Common Stock beneficially owned by GFS Acquisition on April 14, 2000. As described above, GFS believes these shares to be 75.7% of the outstanding shares of Common Stock of the Issuer.

      As the President, sole director and sole shareholder of GFS and President and sole director of GFS Acquisition, Mr. Miller beneficially owns the 3,853,922 shares of Common Stock beneficially owned by GFS Acquisition on April 14, 2000. As described above, Mr. Miller believes these shares to be 75.7% of the outstanding shares of Common Stock of the Issuer.

      (b) No change.

      (c) See Item 3. Other than the transactions listed in Item 3 (including transactions previously reported), no other transactions in the Common Stock of the Issuer were effected by GFS Acquisition, GFS or Mr.
Miller during the past sixty days.

      (d) No change.

      (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      No change.

      ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       *Exhibit 1.   Statement of Joint Filing.

       *Exhibit 2.   Promissory Note dated December 28, 1998 made by GFS in
                     favor of Citizens Bank and Trust Company.

      **Exhibit 3.   Business Loan Agreement dated November 15, 1999 between
                     GFS and Commerce Bank, N.A.
-----
* Previously filed as an Exhibit to the Schedule 13D dated June 4, 1999 filed by the reporting persons.
**    Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D dated January 13, 2000 filed by the reporting persons.

                             SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GFS ACQUISITION COMPANY, INC.


April 24, 2000                 By:        /s/ Steve K. Miller
                                    -------------------------------
                                    Steve K. Miller, President



                               GENERAL FINACIAL SERVICES, INC.


April 24, 2000                 By:        /s/ Steve K. Miller
                                    -------------------------------
                                    Steve K. Miller, President



April 24, 2000                            /s/ Steve K. Miller
                                    -------------------------------
                                    Steve K. Miller